March 1, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Vanessa Robertson, Staff Accountant
Mail Stop 4720

Re:	K-V Pharmaceutical Company
Item 4.02 Form 8-K
Filed February 10, 2010
File No. 1-09601

Dear Ms. Robertson:

We are in receipt of the Staff’s comment letter, dated February 16, 2010, pursuant to which the Staff commented on the Current Report on Form 8-K regarding Item 4.02 (the “Form 8-K”) filed by K-V Pharmaceutical Company (the “Company”) on February 10, 2010. Our response to the Staff’s comment is set forth below.

Item 4.02(a)

1.	Please expand the disclosure in your filing to address what caused the errors in the application of certain accounting practices and procedures and the classification of certain expenses. In addition, please include additional information regarding the nature of each of the errors.

One Corporate Woods Drive, Bridgeton, Missouri 63044    Tel: (314) 645-6600    Fax: (314) 646-3705

Ms. Vanessa Robertson	March 1, 2010
Staff Accountant	Page 2 of 5
Securities and Exchange Commission

Response:

In response to the Staff’s comment, we propose to amend the Form 8-K by deleting the first paragraph under the section entitled “Effect of Restatement on the Quarter Ended June 30, 2008” and including the following four paragraphs in its place:

“During the year-end closing process for fiscal year 2009 and in the course of preparing the Company’s consolidated financial statements to be included in the 2009 Form 10-K, management identified errors in the application of certain accounting practices and procedures and the classification of certain expenses. As a result, the Company anticipates that the Amended June 2008 Form 10-Q will contain the Company’s restated consolidated balance sheet as of June 30, 2008 and restated consolidated statements of income and cash flows for the three months ended June 30, 2008 reflecting restatement adjustments in the following areas:

(a) Reserve for chargebacks—Based on its review of the accounting method used to estimate the reserve for chargebacks, the Company determined that a customer deposit was inappropriately applied in prior periods as an offset to the estimated chargeback reserve requirement. The Company anticipates recording an adjustment to decrease receivables and net revenues.

(b) Inventory variances—The Company did not appropriately capitalize production-related inventory variances. For fiscal year 2009, the Company implemented a revised accounting policy that provided for the Company to transfer all production-related variances to inventory at inception and then recognize them into cost of sales based on average inventory turns. The Company anticipates recording an adjustment to decrease inventory and increase cost of sales.

(c) Vacation accrual—The Company determined that the vacation accrual was not calculated in accordance with the terms of the Company’s vacation policy. The Company anticipates recording an adjustment to increase accrued liabilities and compensation expense reflected in cost of sales, research and development expense, and selling and administrative expense.

(d) Accounting for materials used in research and development activities—The Company determined that it did not appropriately record costs for materials used in research and development activities and incorrectly capitalized materials that should have been expensed. The Company anticipates recording an adjustment to decrease inventory and increase research and development expense for raw materials that did not meet the criteria for capitalization.

(e) Redistribution fees—The Company is charged a redistribution fee by certain customers to ship products to one centralized location. The Company determined that it had not calculated the net expense in accordance with the terms of certain redistribution fee agreements. Accordingly, the Company anticipates recording an adjustment to increase accrued liabilities and decrease net revenues. In addition, the Company determined that the consideration given to customers in the form of redistribution fees was not sufficiently separable from the underlying sales of goods to these customers and should be reflected as a reduction of gross revenues. Therefore, the Company anticipates recording reclassification adjustments to decrease net revenues and selling and administrative expense.

Ms. Vanessa Robertson	March 1, 2010
Staff Accountant	Page 3 of 5
Securities and Exchange Commission

(f) Accounting for stock-based compensation—The Company determined that its calculation of stock-based compensation for options issued to retirement eligible employees was not correct. The Company anticipates recording an adjustment to increase stock-based compensation and additional paid-in capital. Also, the Company determined that its calculation of stock-based compensation for options issued to employees who ceased being employees of the Company and instead worked for the Company as consultants was not correct. The Company anticipates recording an adjustment to decrease stock-based compensation and additional paid-in capital.

(g) Accounting for property and equipment—The Company determined that its policies and procedures were inadequate to ensure that maintenance and repairs of equipment were expensed as incurred, all asset costs were appropriately capitalized, depreciation expense was appropriately calculated and that the selection of useful lives of property and equipment was appropriately and consistently applied. The Company anticipates recording an adjustment to decrease property and equipment, net and increase cost of sales and selling and administrative expense.

(h) Accounting for Medicaid rebate—The Company determined its policies and procedures were inadequate to ensure that accurate information, including information related to pricing of products and the exempt status of customers, was captured and communicated to those responsible for evaluating the accounting implications. As a result of a review of the methodology used to determine the amount owed for Medicaid rebates and the identification of other enhancements to the process for determining the Medicaid rebate liability, the Company anticipates recording an adjustment to decrease net revenues and increase accrued liabilities. In addition, the Company anticipates recording a reclassification adjustment to increase receivables and accrued expenses to reflect the amount owed for Medicaid rebates as a liability.

(i) Accounting for software financing arrangements—The Company determined that an agreement to purchase various software licenses and products by means of a third-party financing arrangement was not appropriately recorded. The Company plans to correct this error by capitalizing the assets purchased and amortizing them over the service life. The Company anticipates recording the corresponding liability with the financing company as debt that matures in fiscal year 2012 and interest expense thereon.

(j) Accounting for promotional rebates—The Company determined that payments made to certain customers to compensate them for the delayed launch of a product that they had purchased at a higher price were improperly recorded as selling and administrative expense. The Company anticipates recording a reclassification adjustment to decrease gross revenues and selling and administrative expense.

Ms. Vanessa Robertson	March 1, 2010
Staff Accountant	Page 4 of 5
Securities and Exchange Commission

The Company anticipates recording income tax adjustments to correct the Company’s income tax expense and the applicable income tax liabilities to reflect the impact of the restatement adjustments and other errors detected in the tax provision calculation.

The errors identified by management are attributable to the fact that the Company did not maintain an effective control environment or entity-level controls. In particular, the Company did not sufficiently promote an appropriate level of control awareness and did not maintain a sufficient complement of adequately trained personnel with an appropriate level of knowledge, experience and training in the application of U.S. generally accepted accounting principles (“GAAP”) and financial statement closing procedures commensurate with the Company’s financial reporting requirements. In addition, the operating effectiveness of the Company’s information and communication controls were inadequate to ensure that information was communicated to the appropriate personnel across and within business activities. Furthermore, our policies and procedures did not adequately address the financial reporting risks associated with the preparation and review of our financial statements. Specifically, the Company’s internal controls over financial reporting related to manual journal entries, account reconciliations, the use of spreadsheets, customer and supplier agreements, stock-based compensation and Medicaid rebates were inadequate to ensure that items were appropriately identified, reviewed, approved and monitored and that information with accounting implications was communicated on a timely and accurate basis to those responsible for performing evaluations of the accounting implications. Furthermore, the Company’s policies and procedures did not adequately address the financial reporting risks associated with the application of accounting principles and standards with respect to inventories, property and equipment, employee compensation, reserves for sales allowances and vendor financing transactions. The Company plans to include in the 2009 Form 10-K and the Amended June 2008 Form 10-Q a discussion of a number of material weaknesses in internal controls over financial reporting related to the adjustments noted above.

During the fourth quarter of the Company’s fiscal year ended March 31, 2009 and continuing after March 31, 2009, the Company began taking action, including designing and implementing controls, in order to remediate the matters described in the previous paragraph. The Company intends to continue its remediation efforts, which will be described in the 2009 Form 10-K, including testing of operating effectiveness of new controls, during the fiscal year ending March 31, 2010, and to provide an update on the status of its remediation activities on a quarterly basis.”

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Ms. Vanessa Robertson	March 1, 2010
Staff Accountant	Page 5 of 5
Securities and Exchange Commission

In connection with responding to the Staff’s comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon the undersigned at 314-645-6600 or Joseph E. Gilligan at 202-637-5945 or Eun Ah Choi at 202-637-3622 of Hogan & Hartson LLP, the Company’s legal counsel, if we can be of further assistance. We thank you in advance for your customary courtesy.

Very truly yours,

K-V PHARMACEUTICAL COMPANY

By:	/s/ David A. Van Vliet
David A. Van Vliet
Interim President and Interim Chief Executive Officer

cc:	Janice C. Forsyth, General Counsel
Thomas S. McHugh, Interim Chief Financial Officer
K-V Pharmaceutical Company

Joseph E. Gilligan, Esq.
Eun Ah Choi, Esq.
Hogan & Hartson LLP